Exhibit 99.1

CROW TECHNOLOGIES 1977 LTD.

 PAYMENT OF A DIVIDEND

Airport City, Israel, May 21, 2025 – Following Crow Technologies 1977 Ltd. announcement that the Board of Directors approved a cash dividend in the amount of USD 1.25 per share totaling USD 5,465,337, the Company paid out the dividend on May 14, 2025 and withheld at source the tax at the blended rate of 16.94%.

With respect to the capital gains tax withheld by the Company under Israeli laws, the Company clarifies that 61.23% (USD 3,346,579) of the dividend distributed from income constitutes “tax exempt income” for which the capital gains withholding tax is at the rate of 15% and 38.77% (USD 2,118,758) of the dividend distributed from income constitutes “preferential income” for which the capital gains withholding tax is 20%.

Therefore, the dividend paid out to the shareholders was paid by the Company net of the tax withheld by the Company at the rate of 16.94%.

The Company is not aware of any further tax that is required to be withheld and shareholders holding shares in street name will need to reach out to their brokers/banks to clarify the matter.